UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

EXPLANATORY NOTE

Allot Communications Ltd. (the “Company”) today announced the results of its Annual Meeting of Shareholders held on November 30, 2011, at the Company’s offices located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon, Israel.

At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:

1.
To elect Itzhak Danziger as a Class II director, to serve until the 2014 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

2.	To approve the terms of Itzhak Danziger’s service, including payment of annual compensation, the grant of stock options and eligibility for indemnification and exculpation.

3.	To approve the proposed CEO Recommended Compensation Plan (as defined in the Proxy Statement) for Rami Hadar.

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2011 and until the 2012 annual meeting of shareholders and to authorize the Board of Directors, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

Only shareholders of record as of the close of business on October 21, 2011 were entitled to vote at the meeting. A total of 19,547,987 shares, representing approximately 80% of the Company’s total outstanding shares were represented at the meeting.

Itzhak Danziger, who has served as an observer to the Board of Directors since 2010, has been elected by the shareholders as a Class II director. Mr. Danziger will serve until the 2014 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association and the Israeli Companies Law.

Itzhak Danziger serves as chairman of the board of Galil Software, an Israeli software services company, and as a director of several other privately held technology companies. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including chairman of the Comverse subsidiary - Starhome, as president of Comverse Technology Group, and as president of Comverse Network Systems. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. Further, Mr. Danziger serves as a director in Israel Venture Network, a venture philanthropy network, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds B.Sc. cum laude and M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and M.A. cum laude in philosophy and digital culture from Tel Aviv University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD.

By:	/s/ Rami Hadar
Name: Rami Hadar
Title: President & CEO

Date: December 1, 2011